

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04009691

February 23, 2004

Stephen E. Brilz
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/23/2004

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

Dear Mr. Brilz:

This is in response to your letter dated January 16, 2004 concerning the shareholder proposal submitted to Qwest by W. Earl Powles, Philip M. Graham, and William A. Eckhardt. We also have received a letter on the proponents' behalf dated January 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20515

1037949



CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

30 January 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal to Qwest Communications International Inc.
from W. Earl Powles, Phillip M. Graham and William Eckhardt

BY HAND

Dear Counsel:

I have been asked to respond on behalf of W. Earl Powles, Phillip M. Graham and William A. Eckhardt (the "Proponents") to the letter from counsel for Qwest Communications International Inc. ("Qwest" or the "Company") dated 16 January 2004 ("Qwest Letter"), in which Qwest advises that it plans to omit the Proponents' resolution concerning proxy access for security holder director nominations from the Company's 2004 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Qwest seeks.

THE PROPONENTS' RESOLUTION

The shareholder resolution offers an explicitly *precatory* and *non-binding* version of the direct access shareholder proposal allowed under the Commission's proposed Exchange Act Rule 14a-11. The resolution states as follows:

> **RESOLVED**: The shareholders of Qwest hereby request the Board of Directors to include in the Company's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to

situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

In their Supporting Statement, Proponents concede explicitly that "[t]he proponents of this resolution own less than 1% of Qwest's stock. Thus, adoption of this resolution would not *require* Qwest to include board candidates nominated by shareholders." Proponents' Supporting Statement makes it clear that this precatory proposal would not trigger the mandatory nominating mechanism proposed in Rule 14a-11, explaining that "[t]he SEC's proposed Rule 14a-11 would require a company to include shareholder-nominated candidates in its proxy materials if shareholders adopt a resolution of the sort proposed here that is sponsored by holders of 1% of the company's stock." Proponents conclude: "We believe, nevertheless, that the principle of shareholder access to nominate directors is so important that we urge the Board to adopt this policy *voluntarily* rather than limit shareholders to what the SEC requires."

In response, Qwest argues (at p. 2) that the proposal may be excluded under Rule 14a-8(i)(8) because it "relates to an election for membership on the company's board of directors or analogous governing body." Qwest relies solely on no-action letter precedents that issued prior to the Commission's promulgation of proposed Rule 14a-11 and makes no argument concerning how proposed SEC Rule 14a-11 modifies the application of Rule 14a-8(i)(8) in this limited context.

We believe that Rule 14a-11 should modify the application of Rule 14a-8(i)(8) to permit the very narrow class of precatory proposals that request a Company's board to implement a nomination process substantially identical to the procedure proposed by the Commission under Rule 14a-11. An interpretation of Rule 14a-8(i)(8) that barred shareholders from *requesting* that their Board of Directors voluntarily adopt a policy that the Commission mandates under only slightly different circumstances would be perverse and clearly contradict the policy rationale that underlies the Commission's proposed reform to facilitate security holder director nominations.

Qwest has failed to carry its burden of demonstrating why this exclusion would apply in this context, as it is required to do under Rule 14a-8(g). See *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 883 (S.D.N.Y. 1993). As we argue below, Qwest has not sustained its burden and the request for no-action relief should therefore be denied.

Precedent Pre-dating the Rule 14a-11 Release is not Dispositive

Proponents acknowledge that Staff interpretations pre-dating the Release of proposed Rule 14a-11 support Qwest's contention that shareholder proposals establishing a procedure for security holder director nominations have been omitted pursuant to Rule 14a-8(i)(8). *See, e.g., Oxford Health Plans, Inc.* (23 February 2000). However, the policy embraced by the Commission in proposed Rule 14a-11 is inconsistent with continued reliance on that precedent as applied to the narrow class of shareholder proposals that request a Board of Directors to adopt voluntarily a mechanism for security holder nominations that is *substantially the same* as the nomination procedure endorsed by the Commission itself.

Differently put, there is no principled basis for taking two identical proposals – both proposing adoption of the nomination procedure contemplated by proposed Rule 14a-11 – and holding that one "relates to an election" of board members and the other does not so "relate" simply because one is sponsored by holders of one percent or less of the outstanding shares, while the latter is sponsored by holders of more than one percent of the shares. It would be one thing if the Proponents were urging a nomination procedure that differed from the one set out in proposed Rule 14a-11, either in terms of the threshold vote needed, the number of directors who could be elected, or some other variable. But that is not the situation we have here. The proposal explicitly requests Qwest's board to make it's own decision to apply, in every important respect, the Commission's security holder nomination procedure.

Qwest's sole argument appears to be that the promulgation of Rule 14a-11 should have no impact on the scope of Rule 14a-8(i)(8). We believe that a more fair interpretation of the Release – as well as a more constructive and consistent policy outcome – would be that the Commission intends to exempt from omission under Rule 14a-8(i)(8) the narrow class of security holder resolutions that propose a nomination mechanism consistent with Rule 14a-11. Whether such a proposal directly triggers a mandatory nomination procedure, or instead merely urges a board to adopt that same procedure without a binding effect, as a matter of good corporate governance, should be equally positive outcomes from the perspective of federal securities law.

Proponents' interpretation is supported by the Release, which in several contexts anticipates the need to distinguish between direct access proposals that will or will not be eligible to trigger the binding nomination procedure. For example, Release footnote 76 clearly anticipates a situation where *both* a potentially triggering and non-triggering direct access proposal are submitted by shareholders. In such cases the Commission appropriately gives precedence to the direct access proposal that is sponsored by a holder, or group of holders, eligible to trigger the mandatory nomination access procedure if the proposal wins the support of a majority of votes cast. Footnote 76 states in full:

> Exchange Act Rule 14a-8(i)(11) [17 CFR 240.14a-8(i)(11)] permits companies to exclude duplicative security holder proposals. We have proposed an instruction to Exchange Act Rule 14a-8(i)(11) to specify that, *where a company receives*

more than one "direct access" security holder proposal, the company would not be permitted by that rule to exclude a direct access proposal received by a holder of more than 1% of the company's securities. [italics added]

Release footnote 76 thus contemplates "direct access" proposals that are *not* submitted by "a holder of more than 1% of the company's securities." And although the Commission clearly intends that a proposal eligible to be a triggering proposal should take precedence over "the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities,"[1] it seems clear that the Commission anticipates non-triggering direct access proposals of the kind at issue here.

The Exclusion of Precatory Direct Access Proposals would Undermine the Commission's Policy Objectives

Even if the Commission seeks to limit the ability of shareholders to trigger a *binding* resolution, it should clarify that the rule permits *precatory* resolutions requesting a company's board of directors to adopt the Commission's Rule 14a-11 procedures voluntarily. Since the proposed Rule 14a-11 posits that *mandating* proxy access for the nominees of large and long-term security holders is justified when a certain degree of dissatisfaction with a company's proxy process is evidenced, then it makes sense to allow shareowners an opportunity to demonstrate the degree of support for a direct access mechanism *short of* a binding process. Advisory proposals along the same line as the proposed mandatory resolutions can have a therapeutic effect on corporate governance. The presence of such non-binding proposals on the proxy ballot can permit a significant degree of feedback about investor satisfaction with board performance – and do so without triggering a mandatory mechanism for contested elections.

We submit that the interpretation advanced here is consistent with the policy goals of the proposed Rule 14a-11 while avoiding the pitfalls identified by the Division of Corporation Finance in its July 2003 *Staff Report.*[2] That report included among its five principal alternatives one that would substantially reinterpret or amend Rule 14a-8(i)(8) to "allow for inclusion of proposals seeking to establish a process to allow shareholder to access a company's proxy card in a non-control context." (*Staff Report,* at 28.) This alternative would have provided "shareholders with the flexibility to draft each proposal to establish different thresholds for ownership, length of holding period and other applicable requirements, on which all of a company's shareholders could then vote."

---

[1] Release No. 34-48626, 68 FED. REG. 60819 (23 October 2003), states: "*Instruction to paragraph (i)(11):* For purposes of this paragraph, a proposal requesting that the company become subject to the security holder nomination procedure set out in § 240.14a–11 that is submitted by a more than 1% security holder may not be excluded on the basis that it duplicates a previously submitted proposal by a security holder that holds 1% or less of the registrant's securities. In this instance, the earlier submitted proposal by a security holder that holds 1% or less of the registrant's securities may be excluded under this paragraph."

[2] SEC Division of Corporation Finance, *Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors* (15 July 2003).

(*Id.*, at 29.) Shareholders could have had more choice, but "[i]n the case of a precatory proposal, the board would not be required to implement the proposal." (*Id.*, at 30.)[3]

This concern about opening the floodgates to a wide variety of non-binding proxy access proposals, each with different thresholds and criteria, was laid to rest in the proposed rule. In proposing Rule 14a-11, the Commission selected the first and most direct among the Division's five broad policy alternatives, "requiring companies to include shareholder nominees in company proxy materials." (*Id.*, at 7.) Yet, although the Commission chose to mandate a particular procedure rather than to *radically* broaden the exception to Rule 14a-8(i)(8), neither would the public interest be served by making the exception to (i)(8) so narrow that non-triggering proposals otherwise consistent with the Rule 14a-11 nominating procedure would be barred. Indeed, the opposite is clearly the case. Nearly every policy benefit cited by the Commission for permitting a trigger based on a majority of votes cast for a direct access shareholder proposal would be reinforced if long-term holders meeting Rule 14a-8's lower ownership threshold were allowed to place *non-triggering* requests for adoption of the SEC's nomination procedure before shareholders at a larger number of companies.

According to the Release, the Commission's primary policy objectives include "giving security holders a more effective role in the proxy process in connection with the nomination and election of directors" and making corporate boards "more responsive and accountable to security holders, as well as, in many instances, more diverse." 68 FED. REG. at 60786. On the other hand, the Commission also expressed an interest in avoiding the undue complexity, cost and contention that could result if mandatory direct access is readily available at companies where security holders had not evidenced dissatisfaction with the responsiveness of the proxy process. In the effort to strike an appropriate balance, the Commission proposed triggers and ownership thresholds that severely limit the number of companies compelled to include security holder nominees in the company proxy. Indeed, with respect to the likelihood that proponents eligible to sponsor a triggering proposal will be commonplace, the Commission observed that "[t]he submission of security holder proposals by security holders that own 1% of the shares outstanding is currently relatively rare, however." (*Id.* at 60790-01). The *Release* notes that a "sample of 237 security holder proposals submitted in 2002 found that only three were submitted by an owner of more than 1% of the shares outstanding," and that of these three, only one received in excess of 50% of the votes cast. (*Id.*)

[3] The *Staff Report* notes that unlike a direct access proposal cast as a bylaw or binding resolution, a precatory direct access proposal need not be viewed as resulting in contested elections since it would be the board of directors' decision to adopt and implement the nomination procedure. The *Report* states: "[T]he majority of shareholder proposals under this alternative likely would be precatory. In such a case . . . [b]ecause the board would decide whether to implement the process, the nomination of a candidate to the board by a shareholder likely should not be viewed as a 'contest' as defined by Exchange Act Rule 14a-12(c). The Commission could take the position that the board's decision to implement a process to allow shareholders to nominate candidates to the board constitutes, in essence, board sanctioning of these nominees and, thus, there would not be a 'contest' as defined by Exchange Act Rule 14a-12(c)." *Staff Report*, at 29.

Whether or not proposals sponsored by holders eligible to trigger the mandatory nomination procedure will be "relatively rare," the two primary policy goals of Rule 14a-11 will be extended to many more companies and millions more security holders if the Commission permits *precatory* direct access proposals to be debated and voluntarily adopted based on feedback from shareholders at a larger number of public companies. Many of the comments filed in response to the Release emphasize that the *feedback* and *deterrent effect* of Rule 14a-11 are likely to beneficially impact far more companies than the triggering of mandatory nominations that only a tiny handful of institutional investors will be in a position to use. As a result, if the Commission intends, as it claims, that Rule 14a-11 will give security holders "a more effective role" in the proxy process and make boards "more accountable and responsive" to security holder dissatisfaction, the first step is to ensure that it is possible to measure security holder dissatisfaction. Neither boards, nor large institutional investors, nor the media, nor even the Commission will be able to measure the impact of this reform effort without the more extensive investor feedback that will be possible if smaller long-term holders can bring precatory, non-triggering direct access proposals to a vote under the less stringent ownership thresholds that apply to other shareholder proposals submitted pursuant to Rule 14a-8.

Conclusion

Because Qwest has failed to meet its burden of demonstrating that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Please note that I am moving my office next week. As of 1 February 2004, I can be reached at:

5301 Wisconsin Avenue, N.W., Suite 350
Washington, D.C. 20015-2015
(202) 364-1050 Fax: (202) 364-9960

Very truly yours,

Cornish F. Hitchcock

cc: Stephen E. Brilz, Esq.
W. Earl Powles
Phillip M. Graham
William Eckhardt


Qwest.
Spirit of Service

Stephen E. Brilz
Qwest
1801 California Street
Denver, Colorado 80202

January 16, 2004

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Qwest Communications International Inc. – Stockholder Proposal of W. Earl Powles, Philip M. Graham and William A. Eckhardt

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, Qwest Communications International Inc., a Delaware corporation (the "Company"), respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the Company excludes from its proxy materials for its 2004 Annual Meeting of Stockholders (the "Proxy Materials") a stockholder proposal and supporting statement (the "Proposal") submitted by W. Earl Powles, Philip M. Graham and William A. Eckhardt (the "Proponents"). The Company intends to file a definitive copy of the Proxy Materials with the Commission eighty or more days after the date of this letter.

In accordance with Rule 14a-8(j), enclosed herewith for filing are six copies of this letter and its exhibit. By delivery of a copy of this letter to the Proponents, in accordance with Rule 14a-8(j), the Company hereby notifies the Proponents of its intention to exclude the Proposal from the Proxy Materials.

As discussed more fully below, the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal relates to an election for membership on the Company's Board of Directors (the "Board").

I. Proposal

The Proposal, a copy of which is attached hereto as *Exhibit A*, reads in part as follows:

> RESOLVED, The shareholders of Qwest hereby request the Board to include in the Company's proxy materials the name of any

> Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.
>
> For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

II. Reason for Exclusion

Rule 14a-8(i)(8) – The Proposal Relates to an Election for Membership to the Board

Rule 14a-8(i)(8) permits the exclusion of a stockholder proposal from a company's proxy materials if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that the principal purpose of Rule 14a-8(i)(8) is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto." Securities Exchange Act Release No. 34-12598 (July 7, 1976).

The Staff has previously concluded that stockholder proposals seeking to require a company to include stockholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8), or its predecessor, Rule 14a-8(c)(8), stating that these proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *E.g.* Eastman Kodak Co. (Feb. 28, 2003); The Bank of New York Co., Inc. (Feb. 28, 2003); AOL Time Warner Inc. (Feb. 28, 2003); and Citigroup Inc. (Apr. 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% of more of the company's outstanding common stock). *See also* Storage Technology Corp. (Mar. 22, 2002) (permitting exclusion of a proposal to amend the bylaws to require the company to include in its proxy materials the name of each candidate for director nominated by a stockholder); General Motors Corp. (Mar. 22, 2001) (permitting exclusion of a proposal that the company include in its proxy materials the names of all nominees for director); The Coca-Cola Co. (Jan. 24, 2000) (permitting exclusion of a proposal that the company include in its proxy materials candidates for the board nominated by the holders of at least three percent of the company's common stock); Citigroup Inc. (Jan. 21, 2000) (permitting exclusion of a proposal that the company include in its proxy materials candidates for the board nominated by the holders of at least three percent of the company's common stock); BellSouth Corp. (Feb. 4,

1998) (permitting exclusion of a proposal to amend the bylaws to provide that stockholder nominees to the board be included in the company's proxy materials even if the board recommended a vote against such person); and Unocal Corp. (Feb. 8, 1991) (permitting the exclusion of a proposal to amend the bylaws to require the company to include stockholder nominees in its proxy materials).

The Company believes that the Proposal is identical in substance to the proposals addressed by the Staff in the above-noted no-action letters and according is properly excludable from the Proxy Materials under Rule 14a-8(i)(8).

III. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if Company excludes the Proposal from the Proxy Materials. If the Staff disagrees with the Company's view that the Proposal may be excluded from the Proxy Materials, the Company respectfully requests that it have an opportunity to discuss such decision with the Staff prior to the Staff issuing a formal response.

Please do not hesitate to contact the undersigned at (303) 992-6244 with any comments, questions or requests for additional information regarding the foregoing.

Sincerely,

Stephen E. Brilz
Vice President and Assistant Secretary

cc: Richard N. Baer

Exhibit A

December 24, 2003

Richard N. Baer
Executive Vice President,
General Counsel and Corporate Secretary
Qwest Communications International, Inc.
1801 California Street, 52nd Floor
Denver, CO 80202

Dear Mr. Baer:

We hereby submit the attached stockholder proposal for inclusion in the Company's 2004 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our stockholder resolution and supporting statement requests the Board of Directors to include in Qwest's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

As you likely know, in October the SEC proposed new Rule 14a-11, under which Qwest and many other public companies may have to include in their proxy materials a limited number of candidates for the Board of Directors who have been nominated by shareholders. Rule 14a-11 is likely to be finalized and apply to annual meetings held in 2004. Although we realize we do not own enough stock to trigger the *mandatory* inclusion of qualified shareholder nominees under Rule 14a-11, our proposal simply suggests that the Board consider adopting this same procedure on a *voluntary* basis.

Each of us has continuously held the shares of common stock currently valued at over $2,000 for more than one year. We intend to maintain our ownership position through the date of the 2004 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2004 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us.

Sincerely yours,

W. Earl Powles

Philip M. Graham

William A. Eckhardt

ENCLOSURES

STOCKHOLDER PROPOSAL ON PROXY ACCESS FOR DIRECTOR NOMINATIONS

Philip M. Graham, 1833 East Gary Street, Mesa, AZ, 85203, who owns 1,072 shares of the Company's common stock; W. Earl Powles Jr., 1301 W. Dunlap Ave, Phoenix, AZ 85021, who owns 1,220 shares of the Company's common stock; and William A. Eckhardt, 16914 E. Britt Ct., Fountain Hills, AZ, 85268, who owns 931 shares of the Company's common stock; hereby notify the Company that they intend to present the following resolution at the 2004 Annual Meeting for action by the stockholders.

RESOLVED: The shareholders of Qwest hereby request the Board of Directors to include in the Company's proxy materials the name of any Qualified Nominee for the Board of Directors who has been nominated by a Qualified Shareholder.

For this resolution, a "Qualified Shareholder" is an individual or group holding at least 5% of the Company's outstanding common stock for at least two years. A "Qualified Nominee" is an individual who consents to be nominated and is independent of the company and of the Qualified Shareholder, as provided in the Securities and Exchange Commission's proposed Rule 14a-11, as it applies to situations where a shareholder-nominated candidate qualifies for inclusion in a company's proxy.

This policy should be implemented in a manner that is not inconsistent with state law, or with the procedures governing notice, disclosure, liability, solicitation, supporting statements and limits on the number of shareholder-nominated candidates, as provided in proposed SEC Rule 14a-11.

SUPPORTING STATEMENT

In October 2003 the SEC proposed new Rule 14a-11, under which companies may have to include in their proxy materials a limited number of director candidates nominated by shareowners. The rationale, the SEC explained, is that shareholders who are "dissatisfied with the leadership of a company generally must undertake a proxy contest, along with its related expenses, to put nominees before the security holders for a vote. A board's nominees, on the other hand, do not bear the cost of their candidates, which are funded out of corporate assets."

We view the principle underlying the SEC's pending Rule – shareholder access to the Company's proxy to nominate board candidates – as critical to accountable corporate governance. Qwest, like most companies, does not give shareholders a choice among competing candidates in director elections. As a result, it can be difficult for shareholders to hold individual directors accountable or to register dissatisfaction with the board's performance.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Qwest Communications International Inc.
Incoming letter dated January 16, 2004

The proposal requests that the board include in its proxy materials the name of any "Qualified Nominee" submitted by a "Qualified Shareholder."

We are unable to conclude that Qwest has met its burden of establishing that Qwest may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Qwest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Grace K. Lee
Special Counsel